Exhibit (c)(7)

1999 AVENUE OF THE STARS 19th FLOOR LOS ANGELES, CALIFORNIA 90067

T 310.443.2300 F 310.443.8700

July 28, 2016

Special Committee of the Board of Directors

c/o Oracle Corporation

500 Oracle Parkway

Redwood City, CA 94065

The Special Committee of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Oracle Corporation (the “Company”) of the Consideration (as defined below) to be paid by Napa Acquisition Corporation (“Acquisition Sub”), a wholly-owned subsidiary of OC Acquisition LLC (“Parent”), a wholly-owned subsidiary of the Company, and Parent pursuant to the Agreement and Plan of Merger (the “Agreement”) entered into by NetSuite Inc. (the “Target”), Acquisition Sub, Parent and the Company (which is a party to the Agreement solely with respect to certain provisions as specified in the Agreement). As more fully described in the Agreement: (i) Acquisition Sub will commence a tender offer to acquire all outstanding shares of common stock of the Target, par value $0.01 per share (“Target Common Stock”), for $109.00 per share in cash (the “Consideration”) and (ii) following the consummation of such tender offer, Acquisition Sub will merge with and into the Target (together with such tender offer, the “Transaction”) and each issued and outstanding share of Target Common Stock not previously acquired by Acquisition Sub (except as otherwise described in the Agreement) will be converted into the right to receive the Consideration.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Target. We may in the future provide investment banking and other services to the Company and the Target and may receive compensation for such services.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any Tender and Support Agreement (as defined below) or any aspect or implication of the Transaction, except for the Consideration to the extent expressly specified herein. We are not tax, legal, regulatory or accounting experts and have assumed and relied upon, without independent verification, the assessments of the Company and its other advisors with respect to tax, legal, regulatory and accounting matters. In rendering this opinion, we have assumed, with your consent, that the Transaction will be consummated in accordance with its terms and that the parties to the Agreement and to any Tender and Support Agreement will comply with all the material terms of the Agreement and the Tender and Support Agreement, as applicable. We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Target or the Company or on the expected benefits to the Company of the Transaction.

LOS ANGELES | NEW YORK | BOSTON | CHICAGO

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Target, including publicly available research analysts’ financial forecasts; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Target furnished to us by the Target, including financial forecasts provided to or discussed with us by the management of the Target; (iii) reviewed certain internal information relating to cost savings and synergies expected to result from the Transaction (the “Expected Synergies”) and certain other pro forma financial effects of the Transaction furnished to us by the Company; (iv) conducted discussions with members of the senior managements and representatives of the Company and the Target concerning the information described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Target generally, and conducted discussions with members of the senior management and representatives of the Company concerning the information described in clause (iii) of this paragraph; (v) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vi) reviewed the financial terms of certain other transactions that we deemed relevant; (vii) reviewed the Agreement and reviewed the Tender and Support Agreements entered into by Parent, Acquisition Sub and certain stockholders of the Target (each, a “Tender and Support Agreement”); (viii) participated in certain discussions and negotiations among representatives of the Company and the Target and their advisors; and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Target, nor have we been furnished with any such evaluation or appraisal. We have been furnished with a financial analysis of the Target provided by the Company’s management which, at your direction, we did not rely on in our financial analysis or opinion. With respect to the financial forecasts and other information relating to the Target, Expected Synergies and other pro forma financial effects referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Target or the Company, as the case may be, as to the future performance of the Target, such Expected Synergies (including the amount, timing and achievability thereof) and such other pro forma financial effects. We also have assumed, at your direction, that the future financial results (including Expected Synergies) reflected in such forecasts and other information will be achieved at the times and in the amounts projected. In addition, at your direction, we have relied on the assessments of the management of the Company as to (i) the existing technology, products and services of the Target and the validity of, and risks associated with, the future technology, products and services of the Target; and (ii) the Company’s ability to integrate the businesses of the Target and the Company. We have assumed, with your consent, that there will be no developments with respect to any of the foregoing that would affect our analyses or opinion.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

This opinion is solely for the use and benefit of the Special Committee of the Board of Directors of the Company (in its capacity as such) in its evaluation of the Transaction and may not be disclosed to or relied upon by any stockholders or any other person. This opinion does not address the fairness of the Transaction or any implications of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or the Target.

In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction or of the Company, or any class of such persons, relative to the Consideration or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

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Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Consideration to be paid by the Company in the Transaction is fair from a financial point of view to the Company.

Very truly yours,

/s/ Moelis & Company LLC

MOELIS & COMPANY LLC

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